Exhibit 4.18

EXCHANGE AND SETTLEMENT AGREEMENT

This Exchange and Settlement Agreement (this “Agreement”) is dated as of March 1, 2021 (the “Effective Date”), by and among Amyris, Inc., a Delaware corporation (the “Company”), Amyris Clean Beauty, Inc., a Delaware corporation, Amyris Fuels, LLC, a Delaware limited liability company, and AB Technologies LLC, a Delaware limited liability company (each a “Subsidiary Guarantor” and collectively, the “Subsidiary Guarantors”), and Schottenfeld Opportunities Fund II, L.P., both in its capacity as a Holder and as agent for the other Holders under the Security Documents (as defined below) (“Schottenfeld”), Koyote Trading, LLC (“Koyote”) and Phase Five Partners, LP (“Phase Five”) (each a “Holder” and collectively, the “Holders”).

WHEREAS, on September 10, 2019, the Company issued and sold certain promissory notes to Schottenfeld, Koyote and Phase Five (collectively, the “September Notes”) in the aggregate original principal amount of $12,500,000, the details of which are set forth on Exhibit A. The Company’s obligations under the September Notes are secured by a Lien on certain assets of the Company and the Subsidiary Guarantors on the terms and conditions of that certain Credit and Security Agreement, dated as of November 14, 2019, by and among the Holders, the Company and the Subsidiary Guarantors (the “Security Agreement”). Capitalized terms, including, without limitation, the terms “Loan Documents” and “Collective Obligations” that are not defined herein shall have the meanings assigned to them in the Security Agreement.

WHEREAS, in connection with the Security Agreement, the Company has issued and sold certain Warrants to Holders, under which there are presently outstanding unexercised rights to purchase shares of Common Stock of the Company, par value $0.0001 per share (the “Common Shares”), the details of which are set forth on Exhibit B hereto (collectively, the “Warrants”).

WHEREAS, subject to the terms and conditions of this Agreement, the Company has agreed to issue Common Shares, on the terms set forth herein, in exchange for the Holders’ rights, title and interest in and to the September Notes and all outstanding Warrants as if such Warrants were exercised on a cashless basis, and the parties have agreed to exchange releases as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company, the Subsidiary Guarantors and the Holders agree as follows:

1. Cash Payments; Exchange.

(a) Cash Payments. On the Effective Date, the Company shall pay the Holders, for proportionate allocation among them based on the relative principal amount of the September Notes: (i) $127,397.26 representing accrued and unpaid interest on the September Notes through January 31, 2021, plus (ii) $5,000 representing Holders’ legal fees incurred in connection with this Agreement.

(b) Exchange; Termination of Loan Documents. On the Effective Date, (i) the Company shall, in exchange for September Notes, issue to the Holders 2,712,878 shares of Common Stock (the “Issued Shares”) for proportionate allocation among them as set forth in Exhibit A, (ii) the Company shall issue to the Holders, as if the Warrants were exercised on a cashless basis, 4,120,163 shares of Common Stock in exchange for all outstanding Warrants (the “Warrant Shares”) and (iii) each Holder shall assign and transfer, without recourse, representation or warranty, to the Company all of such Holder’s rights, title and interest in and to the September Notes and such Warrants (such transactions pursuant to (i), (ii) and (iii) referred to collectively as the “Exchange”). Upon consummation of the Exchange, each of the Loan Documents and Warrants shall terminate and the Company shall be relieved of, and each Subsidiary Guarantor shall be exonerated from, any further obligations to the Holders or Schottenfeld in its capacity as agent under the Loan Documents other than in respect of the Company’s obligation to issue to the Holders additional warrants to purchase shares of the Company’s Common Stock in the future (the “Contingent Obligations”).

(c) Release of Liens and Guarantees. As used in this Agreement, the term “Security Documents” means, collectively, (i) the Security Agreement, (ii) the Grant of Patent Security Interest, (iii) the Grant of Trademark Security Interest, (iv) the Grant of Copyright Security Interest, (v) each Deposit Account Control Agreement and each Securities Account Control Agreement, each as defined in the UCC, and (vi) each other document or instrument executed and delivered by the Company or any of the Subsidiary Guarantors to perfect, maintain the perfection of, or give notice of the security interest granted under the Security Agreement or any of the foregoing other agreements. Upon consummation of the transactions contemplated by Sections 1(a) and (b) above, all Liens granted by the Company and the Subsidiary Guarantors to Schottenfeld as agent for itself and the other Holders under the Security Documents shall automatically be released, and the Company may, at the Company’s expense, on behalf of Schottenfeld, as agent, file UCC-3 termination statements in each jurisdiction where Schottenfeld caused financing statements to be filed to evidence such Liens. In addition, each Holder agrees, at the cost and expense of the Company, to execute such further documents and take such further steps as the Company may reasonably request to evidence the termination of such Liens and the termination of the Security Documents and guarantees of the Subsidiary Guarantors.

(d) Delivery of Shares. No later than the second (2nd) business day after the Effective Date, the Company shall deliver to each Holder (or its designee) the Issued Shares and Warrant Shares, in each case in accordance with the delivery instructions set forth on Exhibit C hereto.

(e) Tax Treatment. For U.S. federal income tax purposes (and applicable state and local law), the transfer of the Issued Shares in exchange for the Warrants is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The cash payments set forth in Section 1(a)(i) hereof shall be deemed paid immediately prior to the Exchange and shall be allocable to accrued but unpaid interest for U.S. federal income tax purposes. The consideration payable pursuant to Section 1(b)(i) hereof shall be allocated first to the principal amount of the September Notes (as determined for U.S. federal income tax purposes) and then, to the extent the consideration exceeds such principal amount, to other such amounts. The parties shall not file any U.S. federal, state or local tax return in a manner that is inconsistent with the treatment set forth in this Section 1(e), unless otherwise required by applicable law.

2. Return of Certificates and Instruments. As promptly as practicable after the Exchange, each Holder shall return to the Company (i) all September Notes evidencing any of the Collective Indebtedness and, to the extent not already returned to the Company, all other notes issued in connection with the Security Agreement (or in each case, a lost note affidavit in form and substance reasonably satisfactory to the Company) and (ii) the certificates evidencing the Warrants (or a lost warrant affidavit in form and substance reasonably satisfactory to the Company).

3. Registration Rights. Within 45 calendar days of the Effective Date, the Company shall file with the Securities Exchange Commission (the “SEC”) a registration statement on Form S-1 or Form S-3, as applicable (a “Registration Statement”), providing for the registration for the resale by the Holder of the Issued Shares (collectively, the “Registrable Securities”). The Company shall use commercially reasonable efforts to (i) cause the Registration Statement to become effective within 60 days following the Effective Date and (ii) keep the Registration Statement effective at all times until the earlier of the time that (x) such Holder does not beneficially own any Registrable Securities or (y) the Registrable Securities may be resold by such Holder under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) without volume limitations.

4. Representations and Warranties.

(a)	Company Representations. The Company represents and warrants to the Holders as of the Effective Date as follows:

i.

Organization and Standing. The Company is duly incorporated, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business as a foreign entity in every jurisdiction in which the failure to be so qualified would have, or would reasonably be expected to have, a material adverse effect, individually or in the aggregate, upon the business, properties, tangible and intangible assets, liabilities, operations, financial condition or results of operation of the Company or the ability of the Company to perform its obligations under this Agreement (a “Material Adverse Effect”).

ii.	Power. The Company has all requisite power to execute and deliver this Agreement, to issue the Issued Shares hereunder, and to carry out and perform its obligations under the terms of this Agreement.

iii.

Authorization. The execution, delivery, and performance of this Agreement by the Company has been duly authorized by all requisite action on the part of the Company and its officers, directors and stockholders, and this Agreement constitutes the legal, valid, and binding obligation of the Company enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

iv.

Non-Contravention. The execution and delivery of this Agreement, the issuance, sale and delivery of the Issued Shares to be issued by the Company under this Agreement, the performance by the Company of its obligations under this Agreement and/or the consummation of the transaction contemplated hereby will not (a) conflict with, result in the breach or violation of, or constitute (with or without the giving of notice or the passage of time or both) a violation of, or default under, (i) any bond, debenture, note or other evidence of indebtedness, or under any lease, license, franchise, permit, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company or any subsidiary is a party or by which it or its properties may be bound or affected, (ii) the Company’s Restated Certificate of Incorporation, as amended and as in effect on the Effective Date, the Company’s Bylaws, as amended and as in effect on the Effective Date, or the equivalent document with respect to any subsidiary, as amended and as in effect on the Effective Date, or (iii) any statute or law, judgment, decree, rule, regulation, ordinance or order of any court or governmental or regulatory body (including The Nasdaq Stock Market), governmental agency, arbitration panel or authority applicable to the Company, any of its subsidiaries or their respective properties, except in the case of clauses (i) and (iii) for such conflicts, breaches, violations or defaults that would not be likely to have, individually or in the aggregate, a Material Adverse Effect, or (b) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or any of its subsidiaries or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness or any material indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any if its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject.

v.

Shares. The Issued Shares and Warrant Shares are duly authorized and when issued pursuant to the terms of this Agreement will be validly issued, fully paid, and nonassessable, and will be free of any liens or encumbrances with respect to the issuance thereof; provided, however, that the Issued Shares shall be subject to restrictions on transfer under state or federal securities laws as set forth in this Agreement, or as otherwise may be required under state or federal securities laws at the time a transfer is proposed. For the avoidance of doubt, the Warrant Shares have been registered for resale under the Securities Act of 1933, as amended, pursuant to an effective registration statement.

vi.

No Registration. Assuming the accuracy of each of the representations and warranties of the Holders set forth in Section 5(b), the issuance by the Company of the Issued Shares are exempt from registration under the Securities Act.

(b)	Holder Representations. Each Holder represents and warrants to the Company as of the Effective Date as follows:

i.

Non-Contravention. The execution, delivery and performance by the Holder of this Agreement do not and will not contravene or constitute a default under, or violation of, or be subject to penalties under, (i) any agreement (or require the consent of any party under any such agreement that has not been made or obtained) to which such Holder is a party, or (ii) any judgment, injunction, order, decree or other instrument binding upon such Holder, except where such contravention, default, violation or failure to obtain a consent, individually or in the aggregate, would not reasonably be expected to impair such Holder’s ability to perform fully any obligation which such Holder has or will have under this Agreement.

ii.

Accredited Investor. The Holder understands the definition of the term “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act, and the Holder qualifies as an accredited investor. The Holder is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Issued Shares. The Holder is acquiring the Issued Shares for investment for its own account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act or under any applicable provision of state law. The Holder does not have any present intention to transfer the Issued Shares to any other person or entity in such a “distribution.”

iii.

No Registration. The Holder understands that the Issued Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of such Holder’s investment intent as expressed herein. The Holder understands that the Issued Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Holder must hold the Issued Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

5. Restrictive Legends. The certificates representing the Issued Shares shall bear such legends as the Company deems to be required for the purpose of compliance with applicable Federal or state securities laws or as otherwise required by law.

6. Releases. In consideration for the Company and each Subsidiary Guarantor and the Holders entering into this Agreement, the parties agree as follows, effective upon consummation of the transactions contemplated by Sections 1(a) and (b) above:

(a) By the Holders. Each Holder, on behalf of itself and its successors, assigns, agents, directors, officers, employees, agents, attorneys, parent corporations or entities, subsidiary corporations or entities, affiliated corporations or entities, affiliates, participants (collectively, the “Holder Releasors”), hereby irrevocably releases and forever discharges the Company and each Subsidiary Guarantor, and the successors, assigns, agents, stockholders, members, directors, officers, employees, agents, attorneys, parent corporations or entities, subsidiary corporations or entities, affiliated corporations or entities, affiliates and participants of each of them (collectively, the “Company Releasees”), from any and all claims, debts, liabilities, demands, obligations, costs, expenses, actions and causes of action, of every nature and description, known and unknown, which the Company Releasors now have or at any time may hold, by reason of any matter, cause or thing occurred, done, omitted or suffered to be done prior to the Effective Date, including without limitation all of the foregoing that related to the September Notes, the Schottenfeld Agreement, the Koyote Agreement, the Phase Five Agreement (each such agreement as defined in Exhibit C hereto), the Security Agreement (including the notes issued in November 2019 thereunder) and any other the Loan Document, other than any of the foregoing with respect to this Agreement or the Contingent Obligations (collectively, the “Holders Released Claims”).

(b) By the Company and Subsidiary Guarantors. Each of the Company and each Subsidiary Guarantor, on behalf of itself and its successors, assigns, agents, directors, officers, employees, agents, attorneys, parent corporations or entities, subsidiary corporations or entities, affiliated corporations or entities, affiliates and participants of each of them (collectively, the “ Company Releasors”), hereby irrevocably releases and forever discharges each of the Holders, and the successors, assigns, agents, stockholders, members, directors, officers, employees, agents, attorneys, parent corporations or entities, subsidiary corporations or entities, affiliated corporations or entities, affiliates, participants, of each of them (collectively, the “Holder Releasees”), from any and all claims, debts, liabilities, demands, obligations (whether principal, interest, or default interest), costs, expenses, actions and causes of action, of every nature and description, known and unknown, which the Company Releasors now have or at any time may hold, by reason of any matter, cause or thing occurred, done, omitted or suffered to be done prior to the Effective Date, other than any of the foregoing with respect to this Agreement (collectively, the “Company Released Claims”).

(c) Scope of Releases. For the avoidance of doubt, as of the Effective Date, the parties agree that there shall be no outstanding agreements or obligations as between the Company and Subsidiary Guarantors, on the one hand, and any of the Holders, on the other hand, except specifically in connection with this Agreement or the Contingent Obligations. With respect to the releases in this Section 6, the Holder Releasors and the Company Releasors hereby irrevocably waive the benefits of any and all statutes and rules of law to the extent the same provide in substance that a general release does not extend to claims which the creditor or releasing party does not know or suspect to exist in its favor at the time of executing the release and, without limiting the foregoing, each of the Company Releasors and the Holder Releasors irrevocably waive any benefits it may have under California Civil Code Section 1542 which provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

(d) Ownership of Claims; Indemnity. The Holder Releasors represent and warrant to the Company Releasees that they have not assigned to any other person any Holder Released Claim, and each Holder Releasor agrees jointly and severally to indemnify the Company Releasees against any and all actions, demands, obligations, causes of action, decrees, awards, claims, liabilities, losses and costs, including but not limited to reasonable attorneys’ fees and costs of counsel of the Company Releasees’ choice, which any of the Company Releasees may sustain or incur as a result of a breach or purported breach of the foregoing representation and warranty. The Company Releasors represent and warrant to the Holder Releasees that they have not assigned to any other person any Company Released Claim, and the Company agrees to indemnify the Holder Releasees against any and all actions, demands, obligations, causes of action, decrees, awards, claims, liabilities, losses and costs, including but not limited to reasonable attorneys’ fees and costs of counsel of the Holder Releasees’ choice, which any of the Holder Releasees may sustain or incur as a result of a breach or purported breach of the foregoing representation and warranty.

7. Miscellaneous.

(a) Further Assurances. Each party hereto shall promptly execute and deliver such further agreements and instruments, and take such further actions, as the other party may reasonably request in order to carry out the purpose and intent of this Agreement.

(b) Governing Law; Jurisdiction; Jury Trial. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of law provisions of the State of New York. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company, in the case of any of the Company or the Subsidiary Guarantors, or to Schottenfeld, in the case of any of the Holders, at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Kings County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(c) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by any party of an executed signature page by facsimile or electronic transmission shall have the same level effect as delivery to the receiving party of the original signature page.

(d) Successors and Assigns; Third-Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided however, that the Company Releasees and the Holder Releasees are intended third-party beneficiaries of the provisions of Section 6 of this Agreement applicable to them and may be enforced by them against the Company Releasors and Holder Releasors, as applicable.

(e) Complete Agreement. This Agreement represents the entire agreement and understandings between the parties concerning the transactions and the other matters described herein and supersedes and replaces any and all prior agreements and understandings solely with respect to the subject matter hereof.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon delivery, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or by electronic mail; or (iii) one (1) business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be as set forth below or to such other address, facsimile number and/or e-mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of delivery or personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

If to the Company or any Subsidiary Guarantor:

AMYRIS, INC.

5885 Hollis Street, Suite 100

Emeryville, CA 94608

Attention:

Facsimile:

Email:

If to the Holders:

c/o Schottenfeld Opportunities Fund II, L.P.

800 Third Avenue, 10th Floor

New York, NY 10022

Facsimile:

E-mail:

Attention:

(g) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, each Subsidiary Guarantor and each of the Holders.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(i) Interpretation. Unless the context of this Agreement clearly requires otherwise, (i) references to the plural include the singular, the singular the plural, the part the whole, (ii) references to any gender include all genders, (iii) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and (iv) references to “hereunder” or “herein” relate to this Agreement.

(j) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

AMYRIS, INC.

By:	/s/ Han Kieftenbeld
Name:	Han Kieftenbeld
Title:	Chief Financial Officer

SUBSIDIARY GUARANTORS

AMYRIS CLEAN BEAUTY, INC.

By:	/s/ Han Kieftenbeld
Name:	Han Kieftenbeld
Title:	Chief Financial Officer

AMYRIS FUELS, LLC

By:	/s/ Han Kieftenbeld
Name:	Han Kieftenbeld
Title:	Chief Financial Officer

AB TECHNOLOGIES LLC

By:	/s/ Han Kieftenbeld
Name:	Han Kieftenbeld
Title:	Chief Financial Officer

HOLDERS:

SCHOTTENFELD OPPORTUNITIES FUND II, L.P.

By:	Winchester Holdings, L.L.C., its general partner

By:	/s/ Richard Schottenfeld

Name:	Richard Schottenfeld
Title:	Manager

KOYOTE TRADING, LLC.

By:	Koyote Capital Group, LLC, its manager

By:	/s/ Richard Schottenfeld

Name:	Richard Schottenfeld
Title:	Manager

PHASE FIVE PARNTERS, LP

By:	Phase Five Holding, LLC, its general partner

By:	/s/ Richard Schottenfeld

Name:	Richard Schottenfeld
Title:	Manager

EXHIBIT A

SEPTEMBER NOTE INDEBTEDNESS

Issue Date	Holder	Principal	Accrued Interest	Issued Shares
9/10/2019*	Schottenfeld	$10,500,000	$107,013.70	2,278,818
9/10/2019**	Koyote	$1,500,000	$15,287.67	325,545
9/10/2019***	Phase Five	$500,000	$5,095.89	108,515

TOTALS		$12,500,000	$127,397.26	2,712,878

*

Represented by a Promissory Note of such date issued pursuant to that certain Credit Agreement, dated as of September 10, 2019, by and between Schottenfeld and the Company (the “Schottenfeld Agreement”).

**	Represented by a Promissory Note of such date issued pursuant to that certain Credit Agreement, dated as of September 10, 2019, by and between Koyote and the Company (the “Koyote Agreement”).
**	Represented by a Promissory Note of such date issued pursuant to that certain Credit Agreement, dated as of September 10, 2019, by and between Phase Five and the Company (the “Phase Five Agreement”).

EXHIBIT B

WARRANTS

Issue Date	Holder	Exercise Price	Warrants	Warrant Shares Issuable in Exchange
9/10/2019*	Schottenfeld	$2.87	2,692,308	2,139,990
9/10/2019**	Koyote	$2.87	384,615	305,713
9/10/2019***	Phase Five	$2.87	78,205	62,162
11/14/2019†	Schottenfeld	$2.87	1,963,824	1,560,952
11/14/2019††	Phase Five	$2.87	64,599	51,347

TOTALS			5,183,551	4,120,163

*	Represented by a Common Stock Purchase Warrant of the Company in favor of Schottenfeld.
**	Represented by a Common Stock Purchase Warrant of the Company in favor of Koyote.
***	Represented by a Common Stock Purchase Warrant of the Company in favor of Phase Five of which 50,000 shares have been already issued pursuant to a notice of exercise dated December 21, 2020.
†

Represented by a Common Stock Purchase Warrant of the Company in favor of Schottenfeld (the “November Schottenfeld Warrant”), the stated exercise price of which reflecting the amendment of the November Schottenfeld Warrant in November 2020.

††

Represented by a Common Stock Purchase Warrant of the Company in favor of Phase Five (the “November Phase Five Warrant”) the stated exercise price of which reflecting the amendment of the November Phase Five Warrant in November 2020.